Exhibit 99.1

Valens Semiconductor Reports Fourth Quarter and Full Year 2025 Results

Key Financial Highlights:

●	Q4 2025 revenues: $19.4 million, exceeding the top end of our guidance

●	Q4 2025 gross margin: 60.5% GAAP; 63.9% non-GAAP, exceeding the top end of our guidance

●	Cash, cash equivalents and short-term deposits as of December 31, 2025: $92.6 million

HOD HASHARON, Israel, February 25, 2026 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the fourth quarter and full year ended December 31, 2025.

“We are pleased to report a strong fourth quarter, well above our initial expectations, delivering revenues of $19.4 million, which brings us to $70.6 million yearly revenues in 2025,” said Yoram Salinger, CEO of Valens Semiconductor. “Valens’ fourth-quarter results mark our seventh consecutive quarter of revenue growth and a 22% growth year-over-year increase. While we expect to maintain growth in 2026, the pace and extent of that growth may be affected by macroeconomic conditions and the pace of adoption of new technologies, which could continue to reduce visibility and increase uncertainty.”

“Valens has delivered some remarkable achievements over the years, both in the Audio-Video arena and in the Automotive market. Hence, my outlook for the company and my strategy for achieving our growth targets is to concentrate our resources on these core businesses. In these markets, Valens brings unmatched technology leadership and brand recognition, and our focus will continue to be on meaningful growth opportunities,” Salinger concluded.

“Our yearly guidance reflects our expectation for continued growth, based on the visibility we have today, while acknowledging that macroeconomic uncertainty may impact the pace of our growth,” said Guy Nathanzon, CFO of Valens Semiconductor. “Given the current environment and reduced visibility beyond the near term, we will provide single-year growth projections going forward. Further, at the beginning of 2026, we announced an operational efficiency plan, which is expected to save approximately $5 million annually in operating expenses.”

Q4 2025 Financial Highlights:

●	Q4 2025 revenues reached $19.4 million, exceeding our guidance of $18.2-$18.9 million, compared to $17.3 million in Q3 2025 and $16.7 million in Q4 2024.

○	Q4 2025 Cross-Industry Business (“CIB”) revenues accounted for approximately 70% of total revenues at $13.9 million compared to $13.2 million in Q3 2025 and $11.7 million in Q4 2024.

○	Q4 2025 Automotive revenues accounted for approximately 30% of total revenues at $5.5 million, compared to $4.1 million in Q3 2025 and $5.0 million in Q4 2024.

●	Q4 2025 GAAP gross margin was 60.5% (non-GAAP gross margin was 63.9%), above the guidance of 58%-60%. This is compared to a GAAP gross margin of 63.0% for Q3 2025 and 60.4% for Q4 2024 (non-GAAP gross margin of 66.7% in Q3 2025 and 64.5% in Q4 2024). On a segment basis, Q4 2025 gross margin from the CIB was 66.4% and gross margin from Automotive was 45.9%. This compares to a Q3 2025 gross margin of 69.1% and 43.2%, respectively, and Q4 2024 gross margin of 64.7% and 50.5%, respectively. The decrease in gross margin of the CIB compared to Q3 2025 was due to a change in product mix. The increase in Q4 2025 in automotive gross margin compared to Q3 2025 was due to cost optimization.

●	Q4 2025 GAAP net loss amounted to $(8.8) million, compared to a net loss of $(7.3) million in Q3 2025 and a net loss of $(7.3) million in Q4 2024.

●	Q4 2025 adjusted EBITDA was a loss of $(4.3) million, within the guidance range of a $(4.6)-$(4.2) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(4.3) million in Q3 2025 and an adjusted EBITDA loss of $(3.7) million in Q4 2024.

Full Year 2025 Financial Highlights

●	2025 revenues reached $70.6 million, exceeding our guidance of between $69.4 million to $70.1 million. This compares to full year revenues from 2024 of $57.9 million.

○	CIB revenues accounted for 73.1% (equivalent to $51.6 million) compared to 62.7% (equivalent to $36.3 million) in 2024. The increase was due to the recovery in the Audio-Video market.

○	Automotive revenues accounted for 26.9% (equivalent to $19.0 million), compared to 37.3% (equivalent to $21.6 million) in 2024. The decrease was due to gradual price erosion and a reduction in the number of units sold to Mercedes Benz.

●	2025 GAAP gross margin was 62.4% (non-GAAP gross margin was 66.1%). This compared to a GAAP gross margin of 59.2% for 2024 (and non-GAAP gross margin of 62.9%). On a segment basis, 2025 gross margin from the CIB was 68.1% and gross margin from Automotive was 47.0%. This compares to gross margin of 71.0% and 39.5%, respectively, in 2024. The increase in the 2025 automotive gross margin was due to an optimization of our product cost. The decrease in gross margin of the CIB was due to a product mix shift.

●	2025 GAAP net loss was $(31.6) million, compared to a GAAP net loss of $(36.6) million in 2024.

●	Adjusted EBITDA loss in 2025 was $(16.9) million, compared to $(21.1) million in 2024.

●	Cash, cash equivalents and short-term deposits as of December 31, 2025 was $92.6 million with no debt. This compares to a cash balance of $93.5 million as of September 30, 2025 and $131.0 million as of December 31, 2024. During 2025 the company allocated a total of $24.0 million for share repurchase programs and spent $14.4 million for ongoing operations during 2025.

●	Inventory balance of $10.1 million on December 31, 2025 was down from $11.0 million on September 30, 2025, and $10.2 million on December 31, 2024.

Business Highlights in Q4 2025 and Following Events

●	Fourth MIPI A-PHY design win with a premium carmaker serving the Chinese market.

●	Valens, Imavix Engineering and CIS Corporation, partner to offer the first MIPI A-PHY-based platform for machine vision, integrating Valens’ VA7000 chipset.

●	Valens and Sakae Riken Kogyo to unveil the automotive market’s first production-ready MIPI A-PHY-enabled e-mirror.

●	Implementation of an operational efficiency plan expected to save approximately $5 million annually in operating expenses.

Financial Outlook for Q1 and Full Year 2026

For Q1 2026, Valens expects revenues to range between $16.3 million to $16.7 million, gross margin to range between 57% to 59%, and adjusted EBITDA loss to range between $(7.9) million to $(7.5) million.

For the full year 2026, Valens expect revenues to range between $75.0 million to $77.0 million, an increase of approximately 8% (midpoint of the guidance) compared to the annual revenue of 2025.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, February 25, 2026, at 8:30 a.m. Eastern Time (ET) to discuss its fourth quarter and full year 2025 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking HERE. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2025 (including its full year 2025 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 25, 2026, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2025 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our anticipated growth projections, our ability to concentrate our resources on our core businesses, our expectations regarding future revenues, gross margin, and adjusted EBITDA loss, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty, including with respect to China-Taiwan relations and increasing trade and other tariff-related tensions (as our current guidance assumes the estimated production and/or demand impact on us of current tariff conditions); political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Revenues	19,403	16,665	70,625	57,859
Gross Profit	11,746	10,073	44,085	34,277
Gross Margin	60.5%	60.4%	62.4%	59.2%
Net loss	(8,770)	(7,317)	(31,583)	(36,583)
Working Capital[1]	95,724	133,577	95,724	133,577
Cash, cash equivalents and short-term deposits[2]	92,596	130,955	92,596	130,955
Net cash provided by (used in) operating activities	(295)	(330)	(12,718)	1,019
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	63.9%	64.5%	66.1%	62.9%
Adjusted EBITDA Loss[4]	(4,256)	(3,688)	(16,915)	(21,063)
Non-GAAP Loss per share (in U.S. Dollars)[5]	$(0.04)	$(0.02)	$(0.14)	$(0.15)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.

[2]	As of the last day of the period.

[3]	GAAP Gross Profit excluding share-based compensation and depreciation and amortization expenses, divided by revenue. For the three months ended December 31, 2025, and 2024, share-based compensation and depreciation and amortization expenses were $654 thousand and $681 thousand, respectively. For the twelve months ended December 31, 2025, and 2024, share-based compensation and depreciation and amortization expenses were $2,570 thousand and $2,135 thousand, respectively.

[4]	Adjusted EBITDA is defined as Net profit (loss) before financial expense (income), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period, and certain batch production incident expenses (income). We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
REVENUES	19,403	16,665	70,625	57,859
COST OF REVENUES	(7,657)	(6,592)	(26,540)	(23,582)
GROSS PROFIT	11,746	10,073	44,085	34,277
OPERATING EXPENSES:
Research and development expenses	(11,064)	(10,061)	(42,655)	(40,475)
Sales and marketing expenses	(5,416)	(4,666)	(21,390)	(18,302)
General and administrative expenses	(4,689)	(3,671)	(14,264)	(16,465)
Change in earnout liability	250	(85)	169	(377)
TOTAL OPERATING EXPENSES	(20,919)	(18,483)	(78,140)	(75,619)
OPERATING LOSS	(9,173)	(8,410)	(34,055)	(41,342)
Change in fair value of Forfeiture Shares	-	(1)	1	37
Financial income, net	431	1,136	2,620	4,795
LOSS BEFORE INCOME TAXES	(8,742)	(7,275)	(31,434)	(36,510)
INCOME TAXES	(30)	(44)	(158)	(96)
LOSS AFTER INCOME TAXES	(8,772)	(7,319)	(31,592)	(36,606)
Equity in earnings of investee	2	2	9	23
NET LOSS	(8,770)	(7,317)	(31,583)	(36,583)

LOSS PER SHARE DATA:

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.09)	$(0.07)	$(0.31)	$(0.35)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	102,373,128	106,683,126	103,142,173	105,477,191
Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	(392)	601	(172)	601
TOTAL COMPREHENSIVE LOSS	(9,162)	(6,716)	(31,755)	(35,982)

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,863	35,423
Short-term deposits	64,733	95,532
Restricted Short-term deposit	1,132	1,138
Trade accounts receivable	9,971	7,751
Prepaid expenses and other current assets	4,842	3,904
Inventories	10,117	10,155
TOTAL CURRENT ASSETS	118,658	153,903

LONG-TERM ASSETS
Property and equipment, net	2,901	3,555
Operating lease right-of-use assets	6,901	7,458
Intangible assets	3,762	4,702
Goodwill	1,847	1,847
Other assets	632	687
TOTAL LONG-TERM ASSETS	16,043	18,249

TOTAL ASSETS	134,701	172,152

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES[7]	22,934	20,326

LONG-TERM LIABILITIES
Forfeiture Shares	-	1
Non-current operating leases liabilities	6,717	6,645
Earnout liability	-	2,413
Other long-term liabilities	67	79
TOTAL LONG-TERM LIABILITIES	6,784	9,138

TOTAL LIABILITIES	29,718	29,464
TOTAL SHAREHOLDERS’ EQUITY	104,983	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	134,701	172,152

[7]	The current liabilities as of December 31, 2025, include an amount of $2.0 million attributable to the earnout liability

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(8,770)	(7,317)	(31,583)	(36,583)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	709	788	2,980	2,546
Stock-based compensation	4,870	3,859	16,540	15,118
Exchange rate differences	449	(693)	818	660
Realized and unrealized losses on non-designated derivative instruments	(4)	609	651	609
Interest on short-term deposits	273	(361)	1,168	244
Change in fair value of forfeiture shares	-	1	(1)	(37)
Change in earnout liability	(250)	85	(169)	377
Reduction in the carrying amount of ROU assets	260	(119)	1,219	1,500
Equity in earnings of investee, net of dividend received	18	(4)	17	17
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	(76)	(534)	(2,245)	7,185
Prepaid expenses and other current assets	(779)	(294)	(1,053)	991
Inventories	818	1,503	(178)	6,178
Other assets	35	19	50	12
Current Liabilities	2,468	1,906	126	3,496
Change in operating lease liabilities	(324)	209	(1,046)	(1,278)
Other long-term liabilities	8	13	(12)	(16)
Net cash provided by (used in) operating activities	(295)	(330)	(12,718)	1,019

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(28,210)	(37,879)	(105,555)	(141,541)
Maturities of short-term deposits	24,033	40,695	135,973	170,113
Purchase of property and equipment	(252)	(880)	(1,070)	(1,867)
Investment in a restricted short-term deposit	-	(1,120)	-	(1,120)
Cash paid for business combination, net of cash acquired	-	-	-	(7,800)
Derivative instruments of non-designated hedges	(5)	(4)	(1,320)	(4)
Net cash provided by (used in) investing activities	(4,434)	812	28,028	17,781

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(597)	(1,016)	(23,990)	(1,016)
Exercise of stock options	443	169	903	861
Net cash used in financing activities	(154)	(847)	(23,087)	(155)

Effect of exchange rate changes on cash and cash equivalents	38	345	217	(483)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	(4,845)	(20)	(7,560)	18,162
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	32,708	35,443	35,423	17,261
CASH, CASH EQUIVALENTS AND RESTRICED DEPOSIT AT THE END OF THE PERIOD	27,863	35,423	27,863	35,423

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	6	260	100	569
Repurchase of Ordinary Shares	-	597	-	597
Fair value of earnout liability assumed in business combination	-	-	-	2,036
Operating lease liabilities arising from obtaining operating right-of-use assets	66	682	673	6,094

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial expense (income), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period, and certain batch production incident expenses (income). We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024

Net Loss	(8,770)	(7,317)	(31,583)	(36,583)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	-	1	(1)	(37)
Change in earnout liability	(250)	85	(169)	377
Financial income, net	(431)	(1,136)	(2,620)	(4,795)
Income taxes	30	44	158	96
Equity in earnings of investee	(2)	(2)	(9)	(23)
Certain batch production incident expenses (income)	(412)	(10)	(2,211)	2,238
Depreciation and amortization	709	788	2,980	2,546
Stock-based compensation expenses	4,870	3,859	16,540	15,118
Adjusted EBITDA Loss	(4,256)	(3,688)	(16,915)	(21,063)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(8,770)	(7,317)	(31,583)	(36,583)
Loss Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.09)	$(0.07)	$(0.31)	$(0.35)
Weighted average number of shares used in calculation of net loss per share	102,373,128	106,683,126	103,142,173	105,477,191

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Non-GAAP Loss per Share[8]
GAAP Net Loss	(8,770)	(7,317)	(31,583)	(36,583)
Adjusted to exclude the following:
Stock based compensation	4,870	3,859	16,540	15,118
Depreciation and amortization	709	788	2,980	2,546
Certain batch production incident expenses (income)	(412)	(10)	(2,211)	2,238
Change in earnout liability	(250)	85	(169)	377
Change in fair value of Forfeiture Shares	-	1	(1)	(37)
Total Non-GAAP Loss used for computing Loss per Share	(3,853)	(2,594)	(14,444)	(16,341)
Loss Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.04)	$(0.02)	$(0.14)	$(0.15)
Weighted average number of shares used in calculation of net loss per share	102,373,128	106,683,126	103,142,173	105,477,191

[8]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, certain batch production incident expenses (income) and the change in fair value of Forfeiture Share and earnout liability, divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Miri Segal

MS-IR IR for Valens

msegal@ms-ir.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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